Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Accelrys, Inc. Amended and Restated 2004 Stock Incentive Plan and the Accelrys, Inc. 2005 Employee Stock Purchase Plan, for the registration of up to 7,229,597 shares of its common stock, of our reports dated June 9, 2005, with respect to the consolidated financial statements and schedule of Accelrys, Inc. included in its Annual Report on Form 10-K for the year ended March 31, 2005, Accelrys, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Accelrys, Inc., filed with the Securities and Exchange Commission.

San Diego, California	/s/ ERNST & YOUNG LLP
August 19, 2005